SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ImmunoGen, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45253H101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45253H101	13G/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Polygon Convertible Opportunity Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45253H101	13G/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Polygon Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45253H101	13G/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Polygon Global Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45253H101	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Polygon Global Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 45253H101	13G/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON TFG Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 45253H101	13G/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Patrick G. G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45253H101	13G/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45253H101	13G/A	Page 9 of 13 Pages

Item 1.
(a) NAME OF ISSUER
ImmunoGen, Inc. (the "Issuer").

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
830 Winter Street Waltham, MA 02451

Item 2.	(a) NAME OF PERSON FILING
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
(c) CITIZENSHIP

This Schedule 13G is filed on behalf of the following persons and entities (collectively, the "Reporting Persons").

Polygon Convertible Opportunity Master Fund (the "Master Fund") P.O. Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

Polygon Management Ltd. (the "General Partner") P.O. Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

Polygon Global Partners LP (the "US Investment Manager") 399 Park Avenue 22nd Floor New York, NY 10022 Citizenship: Delaware

Polygon Global Partners LLP (the "UK Investment Manager") 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

TFG Asset Management L.P. (the "Manager") Po Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

Patrick G. G. Dear ("Mr. Dear") c/o Polygon Global Partners LLP 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

CUSIP No. 45253H101	13G/A	Page 10 of 13 Pages

Reade E. Griffith ("Mr. Griffith") c/o Polygon Global Partners LLP 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER
45253H101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 45253H101	13G/A	Page 11 of 13 Pages

The percentages used in this Schedule 13G are calculated based upon 89,348,389 shares of Common Stock outstanding as of March 31, 2017, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5) filed with the Securities and Exchange Commission on May 11, 2017 and assumes the conversion of the 4.50% Convertible Senior Notes due 2021 held by the Master Fund.

All of the 4.50% Convertible Senior Notes due 2021 are directly held by the Master Fund. The Manager, the US Investment Manager, the UK Investment Manager and the General Partner have voting and dispositive power over the securities held by the Master Fund. Messrs. Dear and Griffith control the Manager, the US Investment Manager, the UK Investment Manager and the General Partner. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45253H101	13G/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2018

POLYGON CONVERTIBLE OPPORTUNITY MASTER FUND

/s/ Michael Humphries
Name: Michael Humphries
Title: Director

POLYGON MANAGEMENT LTD.

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

POLYGON GLOBAL PARTNERS LP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

POLYGON GLOBAL PARTNERS LLP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

TFG ASSET MANAGEMENT L.P.
By: Polygon Management Ltd., its general partner

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

/s/ Patrick G. G. Dear
Patrick G. G. Dear

/s/ Reade E. Griffith
Reade E. Griffith

CUSIP No. 45253H101	13G/A	Page 13 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2018

POLYGON CONVERTIBLE OPPORTUNITY MASTER FUND

/s/ Michael Humphries
Name: Michael Humphries
Title: Director

POLYGON MANAGEMENT LTD.

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

POLYGON GLOBAL PARTNERS LP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

POLYGON GLOBAL PARTNERS LLP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

TFG ASSET MANAGEMENT L.P.
By: Polygon Management Ltd., its general partner

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

/s/ Patrick G. G. Dear
Patrick G. G. Dear

/s/ Reade E. Griffith
Reade E. Griffith